Tyler Hayes Work History

Atom Limbs
CEO and Founder
April 2019 – present

Bebo
Co-Founder
March 2016 – June 2019

Prime
CEO and Founder
June 2013 – February 2016

DISQUS
Product
November 2012 – June 2013